SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number:  1-13691

Bay State Bancorp, Inc.
(Exact name of registrant as specified in its charter)

1299 Beacon Street Brookline, Massachusetts 02446 (617) 739-9500
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, $.01 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

                Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [x]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i) [ ]

                Approximate number of holders of record as of the certification or notice date:   none

                Pursuant to the requirements of the Securities Exchange Act of 1934, Seacoast Financial Services Corporation, as successor by merger to Bay State Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 2, 2003	By:	/s/ Kevin G. Champagne
Kevin G. Champagne
President and Chief Executive Officer
Seacoast Financial Services Corporation